Exhibit 99.1

PINTEC Announces Changes to Its Board of Directors

BEIJING, May 8th, 2020 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (NASDAQ: PT) (“PINTEC” or the “Company”), a leading financial technology solution provider in China, today announced changes to its board of directors effective immediately.

The Company’s board of directors has appointed Mr. Zehua Shi as an independent director. In addition, Mr. Chao Zhou has tendered his resignation as an independent director, a member of the Audit Committee, and the chairman of the Compensation Committee. Following his resignation, independent director Mr. Yong Chen will succeed Mr. Zhou to serve as a member of the Audit Committee and as the chairman of the Compensation Committee.

Mr. Zehua Shi has extensive experience in supply chain integration and corporate strategy development. Mr. Shi has served as the chairman of the board of directors for both Guangdong HMH Industry Group since April 2019 and Shenzhen Longway Technology Co., Ltd. since January 2015. From October 2017 to April 2019, Mr. Shi served as the chairman of the board of directors for Zhuhai HMH Industry Group. Prior to this position, From September 2008 to September 2015, Mr. Shi held several executive positions at Guangdong Huasheng Electrical Appliances Co., Ltd., including assistant chairman and executive president.

Mr. Jun Dong, acting Chief Executive Officer of PINTEC, commented, “We are honored and excited to welcome Zehua as our new board member. His extensive leadership experience and corporate governance expertise will provide us with valuable guidance as we execute our growth strategies and advance into our next stage of development. On behalf of PINTEC, I would also like to thank Mr. Zhou for his dedication and contributions to the Company in the past.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of its funding and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading financial technology solution provider in China. The Company empowers its financial and business partners through a full suite of intelligent fintech solutions, including credit lending, wealth management, insurance services, and robotic process automation. In the course of connecting both financial and business partners through its leading technical capabilities, the Company’s financial partners fund most loans facilitated by the Company and provide most wealth management and insurance products offered on its platform. In order to serve customers more effectively, PINTEC leverages its financial service licenses and state-of-the-art technology to work with select financial partners and launch joint operations aimed at optimizing the quality of its product offerings, reducing operating risks, and fulfilling the Company mission to power the future of finance. For more information, please visit ir.Pintec.com.

Investor Relations Contact

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail: ir@Pintec.com

Jack Wang

ICR Inc.

Phone: +1-646-308-1622

E-mail: Pintec@icrinc.com